EXHIBIT 13








Consolidated Statement of Income
In millions except per share amounts
For the years ended December 31     2000         1999         1998

Net sales                       $8,798.2     $7,842.6     $7,540.2
Cost of goods sold               6,461.0      5,690.9      5,543.3
Selling and administrative
 expenses                        1,146.7      1,052.4      1,027.8
Restructuring charges               76.2          -            -
Operating income                 1,114.3      1,099.3        969.1
Interest expense                  (253.7)      (203.1)      (224.1)
Other income (expense), net        (15.3)       (22.3)       (15.3)
Minority interests                 (39.3)       (29.1)       (23.5)
Results from assets held for
  sale (net of tax)                 23.3         18.2         26.1
Earnings before income taxes       829.3        863.0        732.3
Provision for income taxes         283.1        299.9        250.7
Earnings from continuing
  operations                       546.2        563.1        481.6
Discontinued operations
 (net of tax)                      123.2         28.0         27.5
Net earnings                    $  669.4     $  591.1     $  509.1
Basic earnings per share
    Continuing operations          $3.39        $3.44        $2.94
    Discontinued operations         0.76         0.17         0.17
                                   $4.15        $3.61        $3.11
Diluted earnings per share
    Continuing operations          $3.36        $3.40        $2.91
    Discontinued operations         0.76         0.17         0.17
                                   $4.12        $3.57        $3.08

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In millions except share amounts
December 31                                   2000          1999
Assets
Current assets:
Cash and cash equivalents                $    74.4      $  222.9
Marketable securities                        125.6           0.5
Accounts and notes receivable, less
  allowance for doubtful accounts of
  $42.8 in 2000 and $33.4 in 1999          1,323.5         988.5
Inventories                                1,022.9         742.1
Prepaid expenses                              82.0          60.7
Assets held for sale                         612.4         799.7
Deferred income taxes                         82.0          53.9
                                           3,322.8       2,868.3
Investments in and advances with
 partially owned equity affiliates           167.6         198.2
Property, plant and equipment, at cost:
Land and buildings                           698.8         570.3
Machinery and equipment                    1,719.1       1,514.6
                                           2,417.9       2,084.9
Less-accumulated depreciation                889.9         844.7
                                           1,528.0       1,240.2
Intangible assets, net                     5,105.3       3,726.3
Deferred income taxes                        114.1         158.0
Other assets                                 290.7         209.2
                                         $10,528.5      $8,400.2
Liabilities and Equity
Current liabilities:
Accounts payable and accruals            $ 1,698.7      $1,224.4
Loans payable                              2,121.8         495.5
Income taxes                                 146.1          19.0
                                           3,966.6       1,738.9
Long-term debt                             1,540.1       2,113.3
Postemployment and other benefit
  liabilities                                824.8         805.0
Minority interests                           110.5          95.7
Other liabilities                            188.8         161.8
                                           6,630.8       4,914.7
Company obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely debentures of the company   402.5         402.5
Shareholders' equity:
Common stock, $2 par value, authorized
  600,000,000 shares; issued:
  2000-171,466,627; 1999-171,168,096         343.1         342.3
Capital in excess of par value               258.8         237.8
Retained earnings                          3,612.7       3,053.1
                                           4,214.6       3,633.2
Unallocated LESOP shares, at cost             (1.8)        (16.5)
Treasury stock, at cost                     (471.0)       (356.7)

Accumulated other comprehensive income      (246.6)       (177.0)
Shareholders' equity                       3,495.2       3,083.0
                                         $10,528.5      $8,400.2

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity

In millions

                                                      Capital in                                       Accumulated
                                Total                      excess                                             other
                         shareholders'    Common stock     of par   Retained  Unallocated  Treasury   comprehensive   Comprehensive
                               equity    Amount   Shares    value   earnings         LEOP     stock          income          income
Balance at December 31, 1997 $2,364.8    $334.8    167.4  $  92.4   $2,156.5       $(41.4)  $ (44.5)        $(133.0)
Net earnings                    509.1                                  509.1                                                 $509.1
Foreign currency translation      2.5                                                                           2.5             2.5
 Total comprehensive income                                                                                                  $511.6
Shares issued under stock and
  incentive plans                48.0       3.0      1.5     45.0
Issuance of equity-linked
  securities                    (16.4)                      (16.4)
Allocation of LESOP shares       26.8                        12.4                   14.4
Purchase of treasury shares    (106.4)                                                      (106.4)
Cash dividends                  (98.3)                                (98.3)
Balance at December 31, 1998  2,730.1     337.8    168.9    133.4   2,567.3        (27.0)   (150.9)         (130.5)
Net earnings                    591.1                                 591.1                                                  591.1
Foreign currency translation    (46.5)                                                                       (46.5)          (46.5)
 Total comprehensive income                                                                                                 $544.6
Shares issued under stock and
  incentive plans                94.8       4.5      2.3     90.3
Allocation of LESOP shares       24.6                        14.1                   10.5
Purchase of treasury shares    (205.8)                                                      (205.8)
Cash dividends                 (105.3)                               (105.3)
Balance at December 31, 1999  3,083.0     342.3    171.2    237.8   3,053.1        (16.5)   (356.7)         (177.0)
Net earnings                    669.4                                 669.4                                                 669.4
Foreign currency translation    (86.0)                                                                       (86.0)         (86.0)
Unrealized gain on marketable
  securities                     16.4                                                                         16.4           16.4
  Total comprehensive income                                                                                               $599.8
Acquisition of business           6.4                                                          6.4
Shares issued under stock and
  incentive plans                11.7       0.8      0.3     10.3                              0.6
Allocation of LESOP shares       25.4                        10.7                  14.7
Purchase of treasury shares    (121.3)                                                      (121.3)
Cash dividends                 (109.8)                               (109.8)
Balance at December 31, 2000 $3,495.2    $343.1    171.5  $ 258.8  $3,612.7      $ (1.8)   $(471.0)       $(246.6)

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statement of Cash Flows
In millions
For the years ended December 31              2000         1999      1998
Cash flows from operating activities:
 Income from continuing operations       $  546.2     $  563.1  $  481.6
 Adjustments to arrive at net cash
   provided by operating activities:
   Restructure charges                       76.2           -         -
   Depreciation and amortization            297.0        272.4     263.6
   Gain on sale of businesses               (36.1)       (14.6)     (6.6)
   Gain on sale of property, plant
     and equipment                           (5.0)        (3.4)     (8.9)
   Minority interests, net of dividends       4.9         (0.2)      0.7
   Equity earnings/losses,
     net of dividends                        (6.1)        (3.1)     (6.9)
   Deferred income taxes                      8.5         41.8       6.2
   Other items                               35.7         40.9      26.7
 Changes in assets and liabilities
   (Increase) decrease in:
     Accounts and notes receivable          (18.1)       (57.7)    109.3
     Inventories                           (175.9)        56.7     (76.0)
     Other current and noncurrent
       assets                                14.7         12.8      21.0
   Increase (decrease) in:
     Accounts payable and accruals           93.5        (55.6)     86.0
     Other current and noncurrent
        liabilities                         (61.4)         1.6     (11.0)
   Net cash provided by operating
      activities                            774.1        854.7     885.7

Cash flows from investing activities:
 Capital expenditures                      (186.6)      (190.5)   (200.9)
 Proceeds from sales of property,
   plant and equipment                       27.4         30.4      22.9
 Proceeds from business dispositions        950.3         84.8      58.0
 Acquisitions, net of cash               (2,336.6)      (161.2)    (55.6)
 (Increase) decrease in marketable
    securities                               (3.3)         1.5       1.8
 Cash provided by (invested in) or
    advances from(to) equity companies       11.6         (2.0)     11.9
   Net cash used in investing
      activities                         (1,537.2)      (237.0)   (161.9)

Cash flows from financing activities:
 Increase (decrease) in short-term
   borrowings                               947.6        (36.8)   (711.9)
 Proceeds from long-term debt                 3.1         21.5       0.2
 Payments of long-term debt                 (80.9)      (252.2)   (261.2)
 Net change in debt                         869.8       (267.5)   (972.9)
 Net proceeds from issuance of equity-
    linked securities                          -           -       389.6
 Proceeds from exercise of stock
   options                                    8.3        70.2       36.2
 Purchase of treasury stock                (121.3)     (205.8)    (106.4)
 Dividends paid                            (109.8)     (105.3)     (98.3)
 Other                                        -          63.3       10.0
 Net cash provided by (used in)
      financing activities                  647.0      (445.1)    (741.8)
 Net cash (used in) provided by
     discontinued operations                (22.1)       14.6       (6.0)
Effect of exchange rate changes on cash
  and cash equivalents                      (10.3)       (7.8)       1.0
 Net (decrease) increase in cash
   and cash equivalents                    (148.5)      179.4      (23.0)
 Cash and cash equivalents-
    beginning of year                       222.9        43.5       66.5
Cash and cash equivalents-end of year   $    74.4    $  222.9   $   43.5

*Acquisitions:
 Working capital, other than cash       $  (727.5)   $  (61.0)  $  (13.5)
 Property, plant and equipment             (298.3)      (13.0)     (14.5)
 Intangibles and other assets            (1,562.2)     (101.4)     (34.9)
  Long-term debt and other liabilities      251.4        14.2        7.3
    Net cash used to acquire businesses $(2,336.6)   $ (161.2)  $  (55.6)

Cash paid during the year for:
 Interest, net of amounts capitalized   $   346.8    $  230.4   $  206.1
  Income taxes                              175.7       217.7      245.4

In 1999, the company acquired the remaining 49% interest in IDP in a noncash transaction by issuing a note for $377.0 million.

See accompanying Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Principles of Consolidation: The consolidated financial statements include all wholly owned and majority owned subsidiaries.
Intercompany transactions and balances have been eliminated.
Partially owned equity affiliates companiesare accounted for under the equity method. In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.
Significant estimates include accounting for doubtful accounts, amortization and depreciation, warranty, sales returns, taxes, environmental, product liability and other contingencies. Actual results could differ from those estimates.

Reclassifications: Reclassifications were made to prior year amounts to conform with the 2000 presentation. The results of Dresser-Rand Company (D-R) have been reclassified from discontinued operations on the consolidated income statement into results from assets held for sale (net of tax) for all periods presented.
All amounts and percentages disclosed in these Notes do not include discontinued operations or results from assets held for sale (net of tax).

The company implemented Emerging Issues Task Force Issue No. 00-10
"Accounting for Shipping and Handling Fees and Costs" in the fourth quarter of 2000. This required the company to include the revenues billed for shipping and handling in net sales. The impact increased net sales and cost of goods sold by $180.6 million in 2000, $175.9 million in 1999, and $155.5 million in 1998.

Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $1.0 million and $73.0 million at December 31, 2000 and 1999, respectively.

Inventories: Inventories are stated at cost, which is not in excess of market. Most domestically manufactured inventories, excluding the Climate Control Sector, are valued on the last-in, first-out
(LIFO) method. The Climate Control Sector and foreign manufactured inventories are valued using the first-in, first-out (FIFO) method.

Depreciation: The company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994.
Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives.

Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis not to exceed 40 years. Net goodwill at December 31, 2000 and 1999, was $4.9 billion and $3.7 billion, respectively. Intangible assets are evaluated for impairment whenever circumstances indicate that the carrying amounts may not be recoverable. Intangible assets also include capitalized software, debt issuance costs, and costs allocated to patents, trademarks and other specifically identifiable assets arising from acquisitions.
These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 2000 and 1999, was $481.8 million and $353.5 million, respectively.
Amortization expense was $135.4 million, $112.8 million and $110.1 million in 2000, 1999 and 1998, respectively.

Income Taxes: Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets for which realization is not likely.

Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action.
The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

Revenue Recognition: Revenues are recognized on sales of product at the time the goods are shipped and title has passed to the customer or when services are performed. Provisions for discounts and rebates to customers and other adjustments are provided for at the time of sale.

Research and Development Costs: Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $188.4 million in 2000, $186.2 million in 1999 and $169.6 million in 1998.

Comprehensive Income: Comprehensive income includes net income, foreign currency translation adjustments and unrealized holding gains on marketable securities.

Foreign Currency: Assets and liabilities of foreign entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates.
Adjustments resulting from translation have been recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign investment.

For foreign entities where the U.S. dollar is the functional currency, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.

Foreign currency transactions and translations recorded in the income statement decreased net earnings by $6.3 million in 2000 and $8.0 in 1998 and increased net earnings by $2.5 million in 1999.
Accumulated other comprehensive income decreased in 2000 and 1999 by $86.0 million and $46.5 million, respectively, due to foreign currency equity adjustments related to translation and dispositions.

The company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods. Cash flows resulting from forward contracts accounted for as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged.

The company also purchases forward contracts to mitigate the exposure of forecasted future cash flows of foreign subsidiaries.
These contracts range in duration from one to 12 months. Gains and losses associated with the change in fair market value of these contracts are recorded in other income (expense), net.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as potentially dilutive common shares, which in the company's case comprise shares issuable under stock benefit plans. The weighted average number of common shares outstanding for basic earnings per share calculations were 161.2 million, 163.6 million, and 163.7 million for 2000, 1999 and 1998, respectively. For diluted earnings per share purposes, these balances increased by 1.2 million, 2.1 million, and 1.8 million shares for 2000, 1999 and 1998, respectively, due to the effect of common equivalent shares issuable under the company's stock benefit plans.

Stock-based Compensation: The company continues to apply the principles of APB No. 25 "Accounting for Stock Issued to
Employees,"and has provided pro forma fair value disclosures in Note
16.

New Accounting Standard: The company adopted SFAS No. 133
"Accounting for Derivative Instruments and Hedging Activities" and its amendments as of January 1, 2001. The statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives will be recognized in earnings or other comprehensive income, depending on the designated purpose of the derivative. The company recorded approximately $1.2 million after tax as the cumulative effect adjustment as a decrease to accumulated other comprehensive income at January 1, 2001.

NOTE 2 - RESTRUCTURING: The company has undertaken a restructuring program which includes such actions as plant rationalizations, organizational realignments consistent with the company's new market-based structure and the consolidation of back-office processes.
Restructuring charges incurred consist of costs associated with severance and other employee termination benefits, and facility exit costs including lease terminations. Charges related to employee severance and other employee termination costs cover approximately
2,100 employees, of which 55% have been terminated as of December 31, 2000. The restructuring plan is expected to be substantially complete by the end of 2001.

The company recorded pretax restructuring charges by business segment for the year ended December 31, 2000 as follows:

In millions

Climate control                                               $ 3.6
Industrial productivity
  Air solutions                                                10.5
  Bearings and components                                      11.5
  Industrial products                                           6.0
Infrastructure                                                 11.4
Security and safety                                            15.1
Corporate                                                      18.1
  Total                                                       $76.2

A reconciliation of the restructuring provision is as follows:

                                  Employee
                               termination       Facility
In millions                          costs     exit costs     Total

Provision                            $65.8          $10.4     $76.2
Cash payments                        (31.6)          (0.5)    (32.1)
Asset write-offs                        -            (7.7)     (7.7)
Balance at December 31, 2000         $34.2          $ 2.2     $36.4

NOTE 3 - ASSETS HELD FOR SALE: In August 1999, the company announced its intention to dispose of its interest in D-R, a joint venture involved in the reciprocating compressor and turbo machinery business. On October 5, 1999, the joint venture partner, as permitted under the joint venture agreement, elected to sell its share of D-R to the company. On February 2, 2000, the company purchased the 51% of D-R not previously owned by acquiring the joint venture partner's share for a net purchase price of approximately
$543.0 million in cash.

On September 5, 2000, the company completed the sale of the reciprocating gas compressor packaging and rental business of D-R to Hanover Compressor
Company (Hanover). The sale was completed for $190.0 million, $95.0 million cash with the balance in Hanover common stock. The company recorded a $30.2 million after-tax gain on the sale.

The company continues the process to sell the remaining portion of D-R, which is classified on the consolidated income statement as results from assets held for sale (net of tax) for all periods presented. The net assets of D-R have been included in assets held for sale on the balance sheet. The company expects to complete the divestiture in 2001.

Summarized financial information at and for the year ended December
31, for D-R, is as follows:

In millions                      2000         1999         1998

Net sales                      $871.3     $1,194.7     $1,248.5
Cost of goods sold              730.2        950.7      1,008.4
Selling and administrative
  expenses                      134.1        164.3        152.2
Restructure charges              10.9           -            -
Operating (loss) income          (3.9)        79.7         87.9
Interest expense                (30.2)          -            -
Other income (expense), net      50.4         (3.0)        (6.6)
Earnings before income taxes     16.3         76.7         81.3
Income taxes                      1.3         39.6         28.0
Net earnings                     15.0         37.1         53.3
Partner's interest               (8.3)        18.9         27.2
Results from assets held for
  sale, net of tax             $ 23.3       $ 18.2       $ 26.1

The gain on the sale of the reciprocating gas compressor packaging and rental business is included in other income (expense), net.

In millions                                   2000         1999

Cash and cash equivalents                  $  11.0      $  34.5
Other current assets                         448.4        509.7
Due from partners                              -          128.9
Property, plant and equipment, net           114.4        178.0
Intangibles and other assets                 438.1        129.4
Current liabilities                         (251.4)      (306.6)
Other liabilities                           (148.1)      (167.1)
Net partners' equity                       $ 612.4      $ 506.8

The company's investment in D-R at December 31, 2000 and 1999, was $612.4 million and $217.4 million, respectively. The $506.8 million net partners' equity in 1999 includes the investment of the majority partner. The payable to D-R has been netted against the assets held for sale in 1999. Results reported separately by D-R that are presented on a stand-alone basis may differ from the results presented above.

NOTE 4 - DISCONTINUED OPERATIONS: In August 1999, the company announced its plan to divest Ingersoll-Dresser Pump Company (IDP).
On August 8, 2000, the company sold IDP for $775.0 million. The company realized an after-tax gain of $124.8 million. The net assets of IDP had been classified as assets held for sale. IDP's results have been reported as discontinued operations (net of tax) in the accompanying financial statements.

Earnings from discontinued operations included the following results for the years ended December 31:

In millions                      2000         1999         1998

Net sales                      $421.8       $837.9       $906.8
Operating income                  5.3         63.9         75.3
Other income (expense), net      (1.2)         7.4          7.0
Interest expense                (10.1)        (1.4)        (1.6)
Minority interest                 -          (23.7)       (30.7)
Earnings (loss) before income
  taxes                          (6.0)        46.2         50.0
Income taxes                     (4.4)        18.2         22.5
Earnings (loss) from operations  (1.6)        28.0         27.5
Gain on disposal of discontinued
  operations (net of tax)       124.8           -             -
Net earnings from
  discontinued operations      $123.2       $ 28.0       $ 27.5

The net assets of IDP included in assets held for sale at December
31, 1999 were as follows:

In millions

Cash and cash equivalents                               $  49.9
Other current assets                                      351.0
Investments in and advances
  with partially owned affiliates                          12.2
Property, plant and equipment, net                        103.1
Intangibles and other assets                              278.8
Current liabilities                                      (194.5)
Other liabilities                                         (74.3)
Cumulative translation adjustment                          24.5
Net assets of discontinued operations
  held for sale                                         $ 550.7

NOTE 5 - ACQUISITIONS OF BUSINESS: In June 2000, the company acquired Hussmann International, Inc. (Hussmann), for approximately
$1.7 billion in cash after consideration of amounts paid for outstanding stock options, debt retirement, employee contracts and transaction costs. Hussmann's business is the design, production, installation and service of merchandising and refrigeration systems for the global food industry. Hussmann is included in the Climate Control Sector.

The results of Hussmann's operations have been included in the consolidated financial statements from acquisition date. The following unaudited pro forma consolidated results for the years ended December 31, 2000 and 1999 reflect the acquisition as though it occurred at the beginning of the respective periods after adjustments for interest on acquisition debt, depreciation and amortization of assets, including goodwill, based upon the preliminary purchase price allocations.

In millions, except per share amounts:
                                             2000          1999
Sales                                    $9,432.0      $9,157.6
Net earnings                                631.0         533.5

Continuing operations
  Basic earnings per common share           $3.15         $3.09
  Diluted earnings per common share          3.13          3.05

The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the respective periods. Further, the pro forma results are not intended to be a projection of future results of the combined companies.

During 2000, the company acquired Sambron S.A. (Sambron) for approximately $19.0 million. Sambron manufactures and distributes a range of telescopic material handlers and is included in the Infrastructure Sector. For approximately $23.0 million in cash, the company purchased a majority interest in Zexel Cold Systems, a manufacturer of bus air-conditioning equipment and refrigeration units for small trucks and is included in the Climate Control Sector. The company purchased Interflex Datensysteme GmbH (Interflex) for approximately $60.0 million. Interflex provides integrated products and services for electronic access control, time and attendance recording, personnel scheduling and industrial data management and is included in the Security and Safety Sector. In addition, during 2000, the company also made several small acquisitions for cash and stock.

During 1999, the company completed the acquisition of Harrow
Industries, Inc. (Harrow), a leading manufacturer of access control technologies, architectural hardware, and decorative bath fittings and accessories. Harrow is part of the Security and Safety Sector.
The purchase price was approximately $160.0 million, which included the assumption of certain debt.

During 1998, the company acquired for approximately $15.4 million in cash, substantially all the assets of Johnstone Pump Company
(Johnstone). Johnstone, part of the Industrial Products Sector, manufactures industrial piston pumps, automated dispensing systems and related products. The company acquired for approximately $18.0 million certain manufacturing assets used to produce residential locks for its Security and Safety Sector. The company acquired full ownership of a joint venture which manufacturers air ends for air compressors for its Air Solutions Segment.

All acquisitions have been accounted for as purchases. Each purchase price is preliminarily allocated to the acquired assets and liabilities based on their estimated fair values. The purchase price allocation is subject to final adjustment within one year of acquisition. The company has classified as goodwill the cost in excess of the fair value of the net assets acquired. Such excess cost is being amortized on a straight-line basis not to exceed forty years. Intangible assets also represent costs allocated to patents and trademarks and other specifically identifiable assets arising from the acquisition. These assets are being amortized over their estimated useful lives.

NOTE 6 - DISPOSITIONS: During 2000, the company sold the Corona
Clipper business for approximately $43.0 million, which approximated book value. The company also sold its interests in three joint ventures relating to the manufacture of full steering-column assemblies for approximately $37.0 million in cash. In August 2000, the company sold IDP for $775.0 million (Note 4).

During 1999, the company received proceeds of $47.0 million, which approximated book value, on the sale of a portion of the Harrow assets. In December 1999, the company also sold certain net assets of the Automation Division of the Industrial Products Segment. The transaction resulted in a net gain of approximately $4.4 million.
The company also made several minor dispositions during 1999.

In 1998, the company sold the Spra-Coupe product line, which was reported as part of the Infrastructure Sector. The sale price of approximately $35.0 million resulted in a $9.0 million gain.
The company also sold Ing. G. Klemm Bohrtechnik GmbH which was also part of the Infrastructure Sector.

NOTE 7 - INVENTORIES:  At December 31, inventories were as follows:

In millions                                  2000           1999

Raw materials and supplies                $ 280.2         $161.7
Work-in-process                             231.7          191.7
Finished goods                              654.4          532.9
                                          1,166.3          886.3
Less-LIFO reserve                           143.4          144.2
Total                                    $1,022.9         $742.1

Work-in-process inventories are stated after deducting customer progress payments of $13.3 million in 2000 and $2.8 million in 1999.
At December 31, 2000 and 1999, LIFO inventories comprised approximately 44% and 51%, respectively, of consolidated inventories. There were no material liquidations of LIFO layers for all periods presented.

NOTE 8 - INVESTMENTS IN PARTIALLY OWNED EQUITY AFFILIATES: The company has numerous investments, ranging from 20% to 50%, in companies that operate in similar lines of business.

The company's investments in and amounts due to/(from) partially owned equity affiliates amounted to $178.2 million and $(10.6) million, respectively, at December 31, 2000, and $197.4 million and $0.8 million, respectively, at December 31, 1999. The company's equity in the net earnings of its partially owned equity affiliates was $8.9 million, $9.5 million and $13.6 million in 2000, 1999 and 1998, respectively.

The company received dividends based on its equity interests in these companies of $2.8 million, $6.4 million, and $6.7 million in 2000, 1999 and 1998, respectively.

Summarized financial information for these partially owned equity affiliates at December 31, and for the years then ended:

In millions                                  2000           1999

Current assets                             $267.2         $329.8
Property, plant and equipment, net          214.6          260.0
Other assets                                 15.2           14.1
Total assets                               $497.0         $603.9
Current liabilities                        $147.8         $171.5
Long-term debt                               31.6           61.3
Other liabilities                            17.6           22.8
Total shareholders' equity                  300.0          348.3
Total liabilities and equity               $497.0         $603.9

In millions                    2000          1999           1998

Net sales                    $511.7        $609.3         $665.8
Gross profit                   74.5          88.1           94.9
Net earnings                   15.6          19.5           26.1

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

In millions                                  2000           1999

Accounts payable                         $  599.9       $  319.2
Accrued:
  Payrolls and benefits                     218.7          215.1
  Insurance and claims                      139.2          116.1
  Postemployment benefits                   121.9           82.3
  Warranties                                 63.9           57.8
  Taxes other than income                    51.8           36.9
  Interest                                   43.5           60.6
  Other                                     459.8          336.4
                                         $1,698.7       $1,224.4

NOTE 10 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of these global activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the company utilizes are forward exchange contracts and options.

Starting in late 1999, the company began purchasing on a limited basis, commodity derivatives to hedge the variable portion in supplier contracts of the costs of metals used in its products.
Gains and losses on the derivatives are included in cost of sales in the same period as the hedged transaction.

The purpose of the company's hedging activities is to mitigate the impact of changes in foreign currency exchange rates. The company attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, major exposure areas considered for hedging include foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, anticipated sales and purchases, and dividends relating to foreign subsidiaries. The following table summarizes by major currency the contractual amounts of the company's forward contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S.
equivalent of commitments to sell foreign currencies. Some of the forward contracts involve the exchange of two foreign currencies according to local needs in foreign subsidiaries.

At December 31, the contractual amounts were:

In millions                      2000                 1999

                             Buy      Sell        Buy      Sell
British pounds            $ 59.0     $ 3.4     $ 29.2    $ 16.3
Canadian dollars           106.8      33.1      107.3      17.9
Euro and euro-linked
  currencies                54.7     151.0       44.3       5.8
Japanese yen                27.6       0.3        4.9       0.6
Other                        6.1      26.4       20.2      25.7
  Total                   $254.2    $214.2     $205.9     $66.3

Forward contracts utilized by the company have maturities of one to 12 months.

The company's forward contracts that hedge transactions or firm commitments do not subject the company to risk due to foreign exchange rate movement, since gains and losses on these contracts generally offset losses and gains on the assets, liabilities or other transactions being hedged. Contracts purchased to mitigate the variability of future cash flows of foreign subsidiaries bear market risk to the extent actual transacted amounts vary from the forecasted amounts. All gains and losses on these contracts have been included in earnings.

The counterparties to the company's forward contracts consist of a number of major international financial institutions. The company could be exposed to loss in the event of nonperformance by the counterparties. However, credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:

In millions                                  2000           1999

Long-term debt:
Carrying value                           $1,540.1       $2,113.3
Estimated fair value                      1,537.1        2,083.9
Forward contracts:
Contract (notional) amounts:
  Buy contracts                          $  254.2       $  205.9
  Sell contracts                            214.2           66.3
Fair (market) values:
  Buy contracts                             266.7          209.2
  Sell contracts                            232.1           66.5

Fair value of long-term debt was determined by reference to the December 31, 2000 and 1999, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.

NOTE 11 - LONG-TERM DEBT AND CREDIT FACILITIES:
At December 31, long-term debt consisted of:

In millions                                  2000           1999

6 7/8% Notes Due 2003                    $  100.0       $  100.0
6.255% Notes Due 2001                          -           400.0
9% Debentures Due 2021                      125.0          125.0
7.20% Debentures Due 2025                   150.0          150.0
6.48% Debentures Due 2025                   150.0          150.0
6.391% Debentures Due 2027                  200.0          200.0
6.443% Debentures Due 2027                  200.0          200.0
Medium-term Notes Due 2002-2028, at
  an average rate of 6.61%                  377.0          609.9
6.75% Hussmann International senior notes   124.0              -
  due 2008
9.75% Clark Debentures Due 2001                -           100.0
Clark Medium-term Notes Due 2023,
  at an average rate of 8.22%                50.2           50.2
Other domestic and foreign
  loans and notes, at end-
  of-year average interest
  rates of 6.248% in 2000
  and 5.756% in 1999, maturing
  in various amounts to 2015                 63.9           28.2
                                         $1,540.1       $2,113.3

Debt retirements for the next five years are as follows:
$742.9 million in 2001, $91.1 million in 2002, $208.3 million in 2003, $321.9 million in 2004 and $205.5 million in 2005.

At December 31, 2000, the company's committed revolving credit lines consisted of a 364-day line totalling $1.3 billion and a five-year line totalling $750.0 million, respectively. These lines were unused and provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to a weighted average of 0.06375% per annum. Available foreign lines of credit were $602.8 million, of which $433.3 million were unused at December 31, 2000. No major cash balances were subject to withdrawal restrictions. At December 31, 2000 and 1999, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 6.914% and 4.186%, respectively.

Capitalized interest on construction and other capital projects amounted to $4.4 million, $4.0 million and $4.0 million in 2000, 1999 and 1998, respectively. Interest income, included in other income (expense), net, was $7.6 million, $5.4 million and $7.5 million in 2000, 1999 and 1998, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.

The company has established two wholly owned special purpose subsidiaries to purchase accounts and notes receivable at a discount from the company on a continuous basis. These special purpose subsidiaries simultaneously sell an undivided interest in these accounts and notes receivable to a financial institution up to a maximum of $210.0 million in 2000 and $170.0 million in 1999. The additional $40.0 million of accounts receivable was reflected as a benefit to operating activities in the consolidated statement of cash flows. The agreements between the special purpose corporations and the financial institution do not have a predefined expiration date. The company is retained as the servicer of the pooled receivables. During 2000, 1999 and 1998, such sales of receivables amounted to $753.0 million, $781.8 million and $723.7 million, respectively. At December 31, 2000 and 1999, $210.0 million and
$170.0 million of such sold receivables remained uncollected.

Receivables, excluding the designated pool of accounts and notes receivable, sold during 2000 and 1999 with recourse, amounted to $47.9 million and $57.5 million, respectively. At December 31, 2000 and 1999, $18.6 million and $18.7 million, respectively, of such receivables sold remained uncollected.

As of December 31, 2000, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprised its receivables base and their dispersion across different industries and countries. In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $194.6 million at December 31, 2000. The company sells product under various arrangements through institutions that provide leasing and product financing alternatives to retail and wholesale customers. Under these arrangements, the company is contingently liable for loan guarantees and residual values of equipment of approximately $31.2 million after consideration of ultimate net loss provisions. The risk of loss to the company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements. Management believes these guarantees will not adversely affect the consolidated financial statements.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $74.5 million in 2000, $71.6 million in 1999 and $71.2 million in 1998. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $56.4 million in 2001, $47.1 million in 2002, $33.6 million in 2003, $25.9 million in 2004, $20.4 million in 2005 and $37.2 million thereafter.

NOTE 13 - EQUITY-LINKED SECURITIES: In March 1998, the company, together with Ingersoll Financing I, a Delaware statutory business trust of the company (Finance Trust), issued an aggregate of (a)
16,100,000 equity-linked securities, and (b) 1,610,000 Finance Trust
6.22% capital securities, each with a $25 stated liquidation amount
(the capital securities). The equity-linked securities consisted of
(a) 14,490,000 income equity-linked securities (income securities), and (b) 1,610,000 growth equity-linked securities (growth securities).

Each equity-linked security consists of a unit comprised of (a) a contract to purchase from the company no later than May 16, 2001, a number of shares of the company's common stock determined in accordance with a specified formula and to receive an annual contract adjustment payment until May 15, 2001 of 0.53%, (in the case of an income security), or 0.78% (in the case of a growth security), and (b) either beneficial ownership of a capital security
(in the case of an income security), or a 1/40 undivided beneficial interest in a zero coupon U.S. Treasury Security maturing May 15, 2001 (in the case of a growth security). Under the terms of the stock purchase contracts, the company will issue between 6.9 million and 8.3 million common shares by May 16, 2001. The capital securities associated with the income securities and the U.S.
Treasury Securities associated with the growth securities have been pledged as collateral to secure the holders' obligations in respect of the common stock purchase contracts.

The capital securities were issued by the Finance Trust and are entitled to a distribution rate of 6.22% per annum of their $25 stated liquidation amount. The Finance Trust utilized the proceeds from the issuance of the equity-linked and capital securities to purchase $402.5 million of the company's 6.22% Debentures due May
16, 2003.  The Debentures are the sole asset of the Finance Trust.
The interest rate on the 6.22% Debentures and the distribution rate on the capital securities and common securities of the Finance Trust are to be reset, subject to certain limitations, effective May 16, 2001.

The company has recorded the present value of the contract adjustment payments, totalling $6.4 million, as a liability and a reduction of shareholders' equity. The liability has been reduced as the contract adjustment payments are made. The company has the right to defer the contract adjustment payments and the payment of interest on the 6.22% Debentures, but any such election will subject the company to restrictions on the payment of dividends on, and redemption of, its outstanding shares of common stock, and on the payment of interest on, or redemption of, debt securities of the company junior in rank to the 6.22% Debentures.

The company paid costs of approximately $12.9 million in connection with the issuance of the equity-linked securities and the capital securities. The portion of such costs which relate to the issuance of the stock purchase contracts has been recorded as a reduction of shareholders' equity.

NOTE 14 - COMMON STOCK: In May 1997, the board of directors authorized the repurchase of up to 15.0 million shares of the company's common stock at management's discretion. Shares repurchased will be used for general corporate purposes. The number of treasury shares at December 31, 2000, and 1999, were 10.9 million and 8.0 million, respectively.

In November 1998, the company adopted a new shareholder rights plan to replace the plan which expired on December 22, 1998. Under the new plan, one right was distributed for each share of Ingersoll-Rand common stock outstanding at the close of business on December 22, 1998.

Initially, the rights are attached to the common stock and are not exercisable. The rights become exercisable and will trade separately from the common stock 10 days following the first public announcement that any person or group has acquired at least
15% of the company's outstanding common stock, or on the 10th day following the commencement or the announcement of an intention to commence a tender offer, which would result in that person or group acquiring beneficial ownership of att least 15 % of the outstanding shares of common stock. Each right would entitle the holder to purchase one-thousandth of a share of Series A Preference Stock at an exercise price of $200.

If any person or group acquires 15% or more of the company's common stock, the rights not held by the 15% shareholder would become exercisable to purchase the company's common stock at a 50% discount. The plan provides that, at any time after a person or group becomes an acquiring person and prior to the acquisition by that person or group of 50% or more of the outstanding common stock, the board may exchange the rights (other than the rights held by the acquiring person, which will have become void), at an exchange ratio of one share of common stock per right.

The new rights will expire on December 22, 2008, unless earlier redeemed or exchanged by the company, as provided in the rights plan. The company may elect to redeem the rights at $0.01 per right.

NOTE 15 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN: The company's sponsors a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. The LESOP is used to fund certain employee benefit plans. At December 31, 2000, and 1999, the LESOP held less than 0.1 million and 0.7 million shares, respectively, which are unallocated. The carrying value of the unallocated shares was $1.8 million and $16.5 million at December 31, 2000 and 1999, respectively, and is classified as a reduction of shareholders' equity pending allocation to participants. At December 31, 2000, the LESOP owed the company $1.2 million payable in monthly installments through 2001. Company contributions to the LESOP and dividends on unallocated shares are used to make loan principal and interest payments. With each principal and interest payment, the LESOP allocates a portion of the common stock to participating employees.

NOTE 16 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock
Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of the grant. Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years. Options issued after January 1, 1999, become exercisable ratably over a three-year period from their date of grant and expire at the end of 10 years. The plans, approved in 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.

Under SFAS No. 123, compensation cost for the applicable provisions of the company's incentive stock plans would be determined based upon the fair value at the grant date for awards issued since 1996.
Applying this methodology would have reduced net earnings and diluted earnings per share by approximately $16.7 million and $0.10 cents per share for 2000; $8.5 million and five cents per share for 1999; and $14.7 million and nine cents per share for 1998. The average fair values of the options granted during 2000, 1999, and 1998 were estimated at $16.89, $14.15, and $8.06, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

                               2000           1999           1998
Dividend yield                 1.32%          1.27%          1.42%
Volatility                    34.31%         29.59%         25.76%
Risk-free interest rate        6.45%          4.93%          5.39%
Expected life               4 years        4 years        4 years

Changes in options outstanding under the plans were as follows:

                Shares subject      Option Price  Weighted average
                     to option   range per share    exercise price
January 1, 1998      6,043,400      $13.83-41.28            $27.06
Granted              2,280,250       37.03-47.03             42.45
Exercised           (1,419,525)      13.83-40.47             25.65
Cancelled              (69,600)      24.08-41.28             33.75
December 31, 1998    6,834,525       14.77-47.03             32.43
Granted              2,816,480       49.09-69.75             50.50
Exercised           (2,216,558)      14.77-46.00             31.74
Cancelled              (93,590)      26.21-26.63             48.99
December 31, 1999    7,340,857       15.13-69.75             39.35
Granted              2,626,785       37.63-53.03             51.41
Exercised             (243,499)      15.13-42.31             28.78
Cancelled             (392,630)      20.67-62.59             46.77
December 31, 2000    9,331,513      $15.13-69.75            $42.75

At December 31, 2000, there were 490,233 SARs outstanding with no stock options attached. The company has reserved 7,585,318 shares for future awards at December 31, 2000. In addition,554,875 280,809 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service and 308,172 shares have been earned but deferred at December 31, 2000.

The following table summarizes information concerning currently outstanding and exercisable options:


                                       Options              Options
                                     outstanding          exercisable
                               Weighted    Weighted               Weighted
                    Number      average     average    Number      average
     Range of     outstanding  remaining   exercise  exercisable  exercise
  exercise price  at 12/31/00    life        price    at 12/31/00    price

  $15.13-$24.08     1,171,150     3.22      $22.63     1,171,150    $22.63
   24.21- 33.67     1,482,700     5.83       30.49     1,482,700     30.49
   37.62- 42.03       265,066     8.05       40.04       152,498     41.06
   42.31- 42.31     1,293,050     7.06       42.31     1,293,050     42.31
   42.84- 48.13       570,550     9.04       46.39        97,047     45.17
   49.09- 49.09     1,921,862     7.92       49.09       868,568     49.09
   51.09- 51.09       300,000     8.19       51.09       233,333     51.09
   53.03- 53.03     2,087,885     8.95       53.03        76,365     53.03
   53.63- 65.41       221,250     8.54       62.21        73,744     62.21
   69.75- 69.75        18,000     8.34       69.75        18,000     69.75
  $15.13-$69.75     9,331,513     7.21      $42.75     5,466,455    $36.87

The weighted average number of shares exercisable and the weighted average exercise prices were 4,524,667 shares at a price of $32.53 for December 31, 1999, and 4,561,025 shares at a price of $27.44 for December 31, 1998.

The company also maintains a shareholder-approved Management
Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents.
The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participants' accounts at December 31, 2000 and 1999, are 399,352 and 484,341, respectively.

NOTE 17 - INCOME TAXES: Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions                    2000          1999           1998

United States                $673.5        $687.2         $566.0
Foreign                       155.8         175.8          166.3
Total                        $829.3        $863.0         $732.3

The provision for income taxes was as follows:

In millions                    2000          1999           1998

Current tax expense:
  United States              $227.1        $220.5         $183.2
  Foreign                      43.5          37.6           61.3
  Total current               270.6         258.1          244.5
Deferred tax expense:
  United States                17.5          26.4           12.0
  Foreign                      (5.0)         15.4           (5.8)
  Total deferred               12.5          41.8            6.2
Total provision for
    income taxes             $283.1        $299.9         $250.7

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

                                       Percent of pretax income
                                     2000       1999       1998
Statutory U.S. rates                 35.0%      35.0%      35.0%
Increase (decrease) in rates
  resulting from:
  Amortization of goodwill            2.8        2.0        2.5
  Foreign operations                 (0.8)      (1.0)       0.1
 Foreign sales corporation           (2.4)      (1.7)      (2.0)
  State and local income taxes,
    net of U.S. tax                   2.2        2.1        2.3
  Puerto Rico - Sec 936 Credit       (1.7)      (1.8)      (2.2)
  Other                              (1.0)       0.2       (1.5)
Effective tax rate                   34.1%      34.8%      34.2%

A summary of the deferred tax accounts at December 31, follows:

In millions                                   2000      1999       1998

Current deferred assets and (liabilities):
  Differences between book and tax bases
    of inventories and receivables          $ 24.2    $ 21.1     $ 21.4
  Differences between book and tax
    expense for other employee related
    benefits and allowances                   24.5       8.5       16.7
  Other reserves and valuation
    allowances in excess of tax deductions    21.3      35.4       28.3
  Other differences between tax and
    financial statement values                12.0     (11.1)       2.4
    Gross current deferred net tax assets     82.0      53.9       68.8
Noncurrent deferred tax assets and
  (liabilities):
  Postretirement and postemployment
    benefits other than pensions in
    excess of tax deductions                 269.6     262.4      255.1
  Other reserves in excess of tax expense    124.0     119.2      124.0
  Tax depreciation in excess of book
    depreciation                            (159.4)   (124.7)     (96.0)
  Pension contributions in excess of
    book expense                             (45.6)    (38.5)     (32.6)
  Taxes provided for unrepatriated
    foreign earnings                         (22.5)    (22.5)     (22.5)
    Gross noncurrent deferred net tax
     assets                                  166.1     195.9      228.0
    Less:  deferred tax valuation
     allowances                              (52.0)    (37.9)     (22.0)
Total net deferred tax assets               $196.1    $211.9     $274.8

A total of $22.5 million of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans, will continue to be reinvested.
Therefore, it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.

NOTE 18 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The company sponsors several postretirement plans that cover most domestic employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are noncontributory. When fulltime employees retire from the company between age 55 and 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. The company funds the benefit costs principally on a pay-as-you-go basis. The company retained retiree health care benefits as a liability for all qualified retired IDP employees.

Summary information on the company's plans at December 31, was as follows:

In millions                                  2000           1999

Change in benefit obligations:
Benefit obligation at beginning of year    $566.4         $610.3
Service cost                                  8.4            8.8
Interest cost                                40.7           38.0
Plan participants' contributions              4.3            4.3
Acquisitions                                 17.0             -
Actuarial losses (gains)                      3.1          (36.8)
Benefits paid                               (47.1)         (58.4)
IDP benefits                                 18.0             -
Other                                        (0.2)           0.2
Benefit obligation at end of year         $ 610.6        $ 566.4

Funded status:
Plan assets less than benefit obligations $(610.6)       $(566.4)
Unrecognized:
 Prior service gains                        (49.9)         (54.5)
 Plan net gains                             (52.8)         (55.7)
Accrued costs in the balance sheet        $(713.3)       $(676.6)

Weighted-average assumptions:
Discount rate                                7.75%          7.50%
Current year medical inflation               6.75%          6.50%
Ultimate inflation rate (2003)               5.25%          5.00%

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions                     2000        1999         1998

Service cost                   $ 8.4       $ 8.8        $ 9.6
Interest cost                   40.7        38.0         38.9
Net amortization of
  unrecognized prior
  service gains                 (4.4)       (4.2)        (4.5)
Net periodic postretirement
  benefits cost                $44.7       $42.6        $44.0

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2000:

In millions                             1% Increase  1% Decrease

Effect on total of service and
  interest cost components                 $ 4.8       $ (3.9)
Effect on postretirement
  benefit obligation                        44.6        (37.2)

NOTE 19 - PENSION PLANS: The company has noncontributory pension plans covering substantially all domestic employees. In addition, certain employees in other countries are covered by pension plans. The company's domestic salaried plans principally provide benefits based on a career average earnings formula.
The company's hourly pension plans provide benefits under flat benefit formulas. Foreign plans provide benefits based on earnings and years of service. Most of the foreign plans require employee contributions based on the employee's earnings.
In addition, the company maintains other supplemental benefit plans for officers and other key employees. The company's policy is to fund an amount which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations. The company retained the pension plan and its assets for all vested IDP plan participants.

Information regarding the company's pension plans at December 31, was as follows:

In millions                                    2000           1999

Change in benefit obligations:
Benefit obligation at beginning of year     $1,934.7      $1,985.7
Service cost                                    40.6          42.0
Interest cost                                  141.3         132.1
Employee contributions                           4.5           4.5
Amendments                                       1.3           3.6
Acquisitions                                   182.1          35.7
Expenses paid                                   (2.3)         (3.9)
Actuarial (gains)/losses                       (13.3)       (113.2)
Benefits paid                                 (153.7)       (142.4)
Foreign exchange impact                        (31.4)        (14.0)
IDP obligation                                  65.7            -
Curtailments and other                           4.7           4.6
Benefit obligation at end of year           $2,174.2      $1,934.7

Change in plan assets:
Fair value at beginning of year             $2,246.9      $2,133.2
Actual return on assets                         95.9         197.7
Company contributions                           25.0          17.4
Employee contributions                           4.5           4.5
Acquisitions                                   208.6          48.7
Expenses paid                                   (1.9)         (3.8)
Benefits paid                                 (152.8)       (140.2)
Foreign exchange impact                        (34.1)        (10.6)
Assets from IDP                                 50.8            -
Fair value of assets at end of year         $2,442.9      $2,246.9

Funded status:
Plan assets in excess of benefit
 obligations                                $  268.7      $  312.2
Unrecognized:
 Net transition asset                           19.0           6.9
 Prior service costs                            50.6          58.1
 Plan net gains                               (239.9)       (317.2)
Net amount recognized                       $   98.4      $   60.0

Costs included in the balance sheet:
Prepaid benefit cost                        $  195.1      $  136.7
Accrued benefit liability                     (101.5)        (79.7)
Intangible asset                                 4.8           3.0
Net amount recognized                       $   98.4      $   60.0

Weighted-average assumptions:
Discount rate:
  U.S. plans                                    7.75%         7.50%
  International plans                           6.00%         6.00%
Rate of compensation increase:
  U.S. plans                                    5.50%         5.25%
  International plans                           3.50%         3.50%
Expected return on plan assets:
  U.S. plans                                    9.00%         9.00%
  International plans                           7.75%         7.75%

The components of the company's pension related costs (income) for the years ended December 31, include the following:

In millions                       2000          1999         1998

Service cost                   $  40.6       $  42.0      $  37.7
Interest cost                    141.3         132.1        130.3
Expected return on plan assets  (200.8)       (183.0)      (170.3)
Net amortization of unrecognized:
  Prior service costs              6.1           5.9          3.7
  Transition amount                0.7           0.7          0.7
  Plan net losses                 (8.5)          2.9          2.3
Net pension (income) cost        (20.6)          0.6          4.4
Curtailment losses                11.5           0.4          0.5
Net pension (income) cost after
  curtailments                 $  (9.1)       $  1.0       $  4.9

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $152.0 million, $116.3 million and $39.7 million, respectively, as of December 31, 2000 and $151.9 million, $117.3 million and $37.7 million, respectively, as of December 31, 1999.

Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities. Assets of foreign plans are invested principally in equity securities.

Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $32.0 million, $25.1 million and $29.0 million in 2000, 1999 and 1998, respectively.

The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $6.1 million, $4.1 million and $5.3 million in 2000, 1999, and 1998, respectively.

NOTE 20 - BUSINESS SEGMENT INFORMATION: Operating segments are defined as components of a company engaging in business activities for which separate financial information is available and evaluated regularly by the chief operating decision maker in assessing performance and allocating resources.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments results are prepared on a management basis that is consistent with the manner in which the company disaggregates financial information for internal review and decision making. The company evaluates performance based on operating income contribution rates. Intercompany sales transactions are entirely contained within each segment and are eliminated at the segment level. A description of the company's reportable segments is as follows:

The Climate Control Sector focuses on markets requiring refrigerant-gas compression technology and services to provide gas pressure for distribution to end users or to maintain a refrigeration cycle.
This sector includes Thermo King transport temperature control equipment, and Hussmann, a leader in display case refrigeration, which was acquired in June 2000.

The Industrial Productivity Sector is composed of a group of businesses focused on providing solutions for customers to enhance industrial efficiency. The Industrial Productivity Sector consists of three segments:

o Air Solutions Segment provides equipment and services for compressed air systems.

o Bearings and Components Segment provides motion control technologies to the automotive and industrial markets.
  These products include Torrington and Fafnir bearings and components.

o Industrial Products Segment includes Club Car golf cars and utility vehicles, tools and related industrial production equipment.

The Infrastructure Sector designs, manufactures and markets powered vehicles that are utilized in infrastructure development, commercial construction and material movement fields. The Infrastructure Sector includes Bobcat skid-steer loaders and compact hydraulic excavators, Blaw-Knox and ABG pavers, and Ingersoll-Rand compactors, drilling equipment, and portable power products.

The Security and Safety Sector concentrates on manufacturing, marketing, and managing the distribution channels required to reach end user customers seeking products that enhance productivity and security in the industrial, construction, and do-it-yourself markets. Security and Safety includes architectural hardware products, such as Schlage locks, Von Duprin exit devices, door-control hardware, steel doors, and electronic access control technologies including, power-operated doors and architectural columns.

Sales by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions                  2000           1999          1998
Sales
United States            $5,790.4       $5,167.4      $4,871.3
Foreign                   3,007.8        2,675.2       2,668.9
Total                    $8,798.2       $7,842.6      $7,540.2

In millions                  2000           1999
Long-lived assets
United States            $1,305.3       $  803.4
Foreign                     513.4          646.0
Total                    $1,818.7       $1,449.4

A summary of operations by reportable segments for the years ended
December 31, were as follows:

Dollar amounts in millions   2000           1999         1998

Climate Control
Sales                    $2,021.1       $1,221.8      $1,206.8
Operating income            206.4          166.5         159.3
Operating income as %
  of sales                   10.2%          13.6%         13.2%
Depreciation and
  amortization              114.5           79.7          82.4

Industrial Productivity
Air Solutions
Sales                       859.5          764.3         778.0
Operating income             93.7           89.3          72.1
Operating income as %
   of sales                  10.9%          11.7%          9.3%

Bearings & Components
Sales                     1,185.3        1,239.5       1,249.6
Operating income            159.8          145.7         137.2
Operating income as %
  of sales                   13.5%          11.8%         11.0%

Industrial Products
Sales                       980.2          987.3         965.5
Operating income            112.4          113.5         106.3
Operating income as %
  of sales                   11.5%          11.5%         11.0%

Industrial Productivity
Sales                     3,025.0        2,991.1       2,993.1
Operating income            365.9          348.5         315.6
Operating income as %
  of sales                   12.1%          11.7%         10.5%
Depreciation and
  amortization               83.7           96.4          92.7

Infrastructure
Sales                     2,341.7        2,341.5       2,224.1
Operating income            375.5          393.1         326.8
Operating income as %
  of sales                   16.0%          16.8%         14.7%
Depreciation and
  amortization               57.8           57.7          56.8

Security & Safety
Sales                     1,410.4        1,288.2       1,116.2
Operating income            271.6          248.4         219.3
Operating income as %
  of sales                   19.3%          19.3%         19.6%
Depreciation and
  amortization               35.1           36.4          29.1

Total

Sales                    $8,798.2       $7,842.6      $7,540.2
Operating income from
  reportable segments     1,219.4        1,156.5       1,021.0
Unallocated corporate
  expenses                 (105.1)         (57.2)        (51.9)
Total operating income   $1,114.3      $ 1,099.3      $  969.1
Total operating income as
  % of sales                 12.7%          14.0%         12.9%
Depreciation and
  amortization from
  reportable segments       291.1          270.2         261.0
Unallocated   depreciation
and amortization              5.9            2.2           2.6
Total depreciation and
      amortization       $  297.0       $  272.4     $   263.6


Report of Management

The accompanying consolidated financial statements have been prepared by the company. They conform with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of incomplete transactions and events being accounted for currently. The company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and recorded, and the financial records are reliable for preparing such financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived. The company maintains an internal audit function that is responsible for evaluating the adequacy and application of financial and operating controls, and for testing compliance with company policies and procedures.

The Audit Committee of the board of directors is comprised entirely of individuals who are not employees of the company. This committee meets periodically with the independent accountants, the internal auditors and management to consider audit results and to discuss significant internal accounting controls, auditing and financial reporting matters. The Audit Committee recommends the selection of the independent accountants, who are then appointed by the board of directors, subject to ratification by the shareholders.

The independent accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their report follows.

David W. Devonshire
Executive Vice President and Chief Financial Officer




Report of Independent Accountants

                                         PricewaterhouseCoopers LLP
                                                   400 Campus Drive
                                             Florham Park, NJ 07932


February 6, 2001

To the Board of Directors and
Shareholders of Ingersoll-Rand Company:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December
31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December
31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP







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